UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

MGT Capital Investments, Inc.
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.001
(Title of Class of Securities)
55302P103
(CUSIP Number)
February 10, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	55302P103

1	Names of Reporting Persons
Michael Brauser
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
173,890
	6	Shared Voting Power
1,163,778 (1) (2)
	7	Sole Dispositive Power
173,890
	8	Shared Dispositive Power
1,163,778 (1) (2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person
1,337,668 (1) (2)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

11	Percent of class represented by amount in row (9)
7.4% (Based on 18,098,221 shares outstanding as of April 13, 2016, 10-K Filing)
12	Type of Reporting Person (See Instructions)
IN
(1)

Includes (i) 1,149,813 shares of the common stock (“Common Stock”) of MGT Capital Investments, Inc. held by Grander Holdings, Inc. 401K, for which Mr. Brauser is the Trustee and over whose securities he holds voting and dispositive power; and (ii)  13,965 shares of Common Stock held jointly by Michael Brauser and his spouse as tenants by entirety.

(2)
Excludes 800,000 shares of Common Stock issuable upon exercise of outstanding warrants (the “Warrants”) held by Grander Holdings, Inc. 401K, of which Mr. Brauser is the Trustee and over whose securities he holds voting and dispositive power. The Warrants are not exercisable to the extent an exercise would result in the holder’s beneficial ownership of the Company exceeding 4.99% of the issued and outstanding Common Stock. The holder’s ownership has been so limited.

CUSIP No.	55302P103

1	Names of Reporting Persons
Grander Holdings, Inc. 401K
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
Florida
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
1,149,813 (1)
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
1,149,813 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person
1,337,668 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

11	Percent of class represented by amount in row (9)
6.4% (Based on 18,098,221 shares outstanding as of April 13, 2016, 10-K Filing)
12	Type of Reporting Person (See Instructions)
OO

(1)	Excludes 800,000 shares of Common Stock issuable upon exercise of outstanding warrants (the “Warrants”) held by Grander Holdings, Inc. 401K, of which Mr. Brauser is the Trustee and over whose securities he holds voting and dispositive power. The Warrants are not exercisable to the extent an exercise would result in the holder’s beneficial ownership of the Company exceeding 4.99% of the issued and outstanding Common Stock. The holder’s ownership has been so limited.

Item 1.

(a)	Name of Issuer:

MGT Capital Investments, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

500 Mamaroneck Avenue, Suite 320

Harrison, NY 10528

Item 2.

(a)	Name of Person Filing:

The statement is filed on behalf of Michael Brauser and Grander Holdings Inc., 401K (together, the “Reporting Person”).

(b)	Address of Principal Business Office or, if None, Residence:

4400 Biscayne Blvd #850, Miami, FL 33137

(c)	Citizenship:

Michael Brauser is a citizen of the United States.  Grander Holdings, Inc., 401K is incorporated in the state of Florida.

(d)	Title and Class of Securities:

Common Stock, $0.001 par value

(e)	CUSIP No.:	55302P103

Item 3.	Type of Person

Not Applicable.

Item 4.	Ownership

(a)           Amount Beneficially Owned:  1,337,668 (1) (2)

(b)           Percent of Class: 7.4% (Based on 18,098,221 shares outstanding as of April 13, 2016, 10-K Filing)

 (c)          Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 173,890

(ii)	Shared power to vote or to direct the vote: 1,163,778(1) (2)

(iii)	Sole power to dispose or to direct the disposition of: 173,890

(iv)	Shared power to dispose or to direct the disposition of: 1,163,778 (1) (2)

(1)  Includes (i) 1,149,813 shares of the common stock (“Common Stock”) of MGT Capital Investments, Inc. Common Stock held by Grander Holdings, Inc. 401K, for which Mr. Brauser is the Trustee and over which whose securities he holds voting and dispositive power; and (ii) and  13,965 shares of Common Stock held jointly by Michael Brauser and his spouse as tenants by entirety & Betsy Brauser Tenants by Entirety (“MBTBE”).

(2)       Excludes 800,000 shares of Common Stock issuable upon exercise of outstanding warrants (the “Warrants”) held by Grander Holdings, Inc. 401K, of which Mr. Brauser is the Trustee and over whose securities he holds voting and dispositive power. The Warrants are not exercisable to the extent an exercise by the holder would result in the holder’s beneficial ownership of the Company exceeding 4.99% of the issued and outstanding Common Stock. The holder’s ownership has been so limited.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not Applicable.

Item 8.	Identification and classification of members of the group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2016	By:	/s/ Michael Brauser

Michael Brauser

Dated: May 3, 2016	Grander Holdings, Inc. 401K

	By:	/s/ Michael Brauser

Michael Brauser, Trustee